FIRST NATIONAL GROUP
                     STRUCTURED DEBT FINANCING WORLDWIDE
                      Lakeside Office Park - Door 1/591 North Avenue
                Wakefield, MA 01880 / (781) 245-9500 / Fax (781) 245-1348

April 18, 2000

Mr. Omar Duwaik
Reema International Corp.
10020 E. Girard Avenue #300
Denver, CO 80231-5065

Dear Mr. Duwaik:

FIRST NATIONAL GROUP is pleased to submit the following letter to outline the terms and conditions of a Project financing by FIRST NATIONAL GROUP and/or its assigns, for your consideration and acceptance, and upon execution, will be subject to Massachusetts jurisdiction and law. This letter of intent is subject to formal credit approval and commitment and the development of documentation and all other specifics acceptable to the Lender.

BORROWER:                       Reema International Corp.

LENDER:                              First National Group's assigns

TRANSACTION
AMOUNT: Project Finance Line of $150,000,000 USD For the GTL Project in Trinidad and Tobago, with monthly disbursements, as negotiated, during the construction period. Financing will automatically convert to a permanent loan for a twenty year period.

PROJECT
FINANCE LINE: Project Finance Line availability shall be based on 100% of Transaction Amount. During the construction period, monthly disbursements will be provided over a minimum of twelve months, to be issued pro-rata as agreed.

PERMANENT
LOAN: A Permanent loan will automatically commence on the month following the final construction disbursement. Borrower will be obliged to pay interest payments quarterly against $150,000,000. At the end of the third year of operation, a sinking fund must be established to accept annual deposits adequate to liquidate the principal for the next seventeen years, for total term of twenty years.

USE OF
PROCEEDS: Initial loan proceeds under this Line shall be used to pay out construction costs and expenses related to the project. Additionally, fees to the Trust will be paid pro-rata out of monthly disbursements.

INTEREST
RATE: The Construction Line shall bear interest at LIBOR+2 or less, as calculated on a yearly basis. Interest is accrued during the period and is added to the balance due.

The Permanent loan shall also bear interest at LIBOR+2, or less, as calculated on a yearly basis. Interest shall be due quarterly throughout the twenty year term.

CONTROL
OF FUNDS: A trustee will be appointed to monitor the disbursement of funds during the construction period. A Banking institution may be appointed or recognized firm may be appointed that is mutually agreeable to both parties.

RETAINER
FEE: Upon the acceptance of this letter of intent, the borrower hereby acknowledges the following:

1. The borrower must agree to provide an amount of $150,000 as a Due Diligence Fee, payable directly the Lender upon Loan approval. Fee is not due until after receipt of full Term Sheet and a meeting with Trust/Lender's Senior Management and Loan approval. FEE IS FULLY FEFUNDABLE AND INSURABLE.

2. Borrower acknowledges the Trust/Lender shall receive 2% of the full Transaction Amount as a fee. This fee shall be paid out pro-rata on a monthly basis, during the construction stage.

3.The Borrower acknowledges the Broker/Agent shall receive 1% of the full Transaction Amount as a fee. The 1% fee shall be paid out pro-rata in a monthly basis, during the construction stage.

ASSIGNMENT: Lender may, at its option, assign its rights as specified in this letter of intent to other Lenders.

ACCEPTANCE: Borrower must acknowledge its acceptance of this letter of intent by signing and returning the enclosed copy of this letter.

LETTER OF INTENT
EXPIRATION: This letter of intent expires on April 30, 2000.

Thank you for allowing First National Group the opportunity to present this letter of intent.

Sincerely
FIRST NATIONAL GROUP
<Robert J. Boland>
Robert J. Boland
Managing Director

Agreed and accepted this 18th day of April 2000
By: Omar Duwaik
Title: Chairman and CEO